UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
001-34981

NOTIFICATION OF LATE FILING	CUSIP NUMBER 0000822662

(Check one):	☐ Form 10-K	☐ Form 20-F	☒ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: December 31, 2018

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: ___________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

FIDELITY SOUTHERN CORPORATION
Full Name of Registrant

N/A
Former Name if Applicable

3490 Piedmont Road, Suite 1550
Address of Principal Executive Office (Street and Number)

Atlanta, GA 30305
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On December 17, 2018, Fidelity Southern Corporation (the “Company”) and Ameris Bancorp (“Ameris”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which the Company will merge with and into Ameris (the “Merger”), with Ameris continuing as the surviving corporation.

The Company reasonably anticipated that the Merger would be completed and the Fidelity Southern Corporation Tax Deferred 401(k) Savings Plan (the “Plan”) would be terminated on or prior to the prescribed due date for the Company’s Annual Report 11-K for the year ended December 31, 2018 (the “Form 11-K”) relating to the Plan.  At the time the Company became aware that the completion of the Merger was likely to occur following the prescribed due date for the Form 11-K, the Company promptly engaged its accountants and devoted resources to prepare the Form 11-K, but was unable to complete the preparation of the Form 11-K on or prior to the prescribed due date.

For the foregoing reasons, the Company is not able to file the Form 11-K for Plan within the time period deadline without unreasonable effort and expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Mike Spingler	(404)	639-6714
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Fidelity Southern Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	June 28, 2019	By.	/s/Charles D. Christy
Name: Charles D. Christy Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).